Filed by Cobalt Corporation
pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-6 under the Securities
Exchange Act of 1934

Subject Company: Cobalt Corporation
Commission File No.: 1-14177

     This filing may be deemed to be solicitation material with respect to the proposed transaction between Cobalt Corporation and WellPoint Health Networks Inc. In connection with the proposed transaction, WellPoint has filed with the SEC a final proxy statement/prospectus, dated August 22, 2003, regarding the proposed transaction. The final proxy statement/prospectus has been sent to the shareholders of Cobalt seeking their approval of the proposed transaction. Shareholders of Cobalt are encouraged to read the final proxy statement/prospectus because it contains important information about the proposed transaction. The final proxy statement/prospectus and all other documents filed or to be filed by Cobalt or WellPoint with the SEC are available for free both on the SEC’s web site (www.sec.gov) and from Cobalt’s and WellPoint’s respective corporate secretaries. Cobalt and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of Cobalt’s directors and executive officers is included in the final proxy statement/prospectus.

     Beginning September 8, 2003 and continuing from time to time thereafter, certain of the following slides will be used by senior management of Cobalt Corporation in making presentations to analysts and investors or potential investors in various meetings and conferences.

Bear Stearns September 8, 2003

Stephen E. Bablitch Chairman & CEO

Safe Harbor Statement Certain statements incorporated by reference or made in this presentation are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The forward looking statements may be significantly impacted by risks and uncertainties and are made pursuant to the safe harbor provisions of such Act. There can be no assurance that expected future results will be achieved. Readers are cautioned that a number of factors could adversely affect Cobalt's ability to achieve results, including the effects of health care reform, the continuation and renewal of provider agreements and the effects of other general business conditions, including competition, medical cost trends, changes in reserve estimates, terms of provider contracts, premium rate changes, loss of membership, government regulation, capital requirements, administrative costs, general economic conditions and the retention of key employees.

A Diversified Healthcare Business Specialty Dental Life Disability Workers' Comp Subrogation Government Services Medicare Part A Medicaid Project Safeguard Insured Medical PPO HMO POS Self-Funded

Specialty Services Medical Government Services 0.1 0.83 0.07 $815 million Specialty Services Medical Government Services 0.16 0.8 0.04 Operating Profit** Operating Revenue* $41 million Diversified Revenues And Earnings *Operating revenue before eliminations YTD 6/30/03 **Operating revenue less medical and other benefits payable and SG&A, excluding holding company expenses

Cobalt Today Owns the Blue Cross and Blue Shield licenses in Wisconsin Largest insurer in state Population = 5.4 million Uninsured population = 7.6% Largest provider network Mayo University of Wisconsin Aurora Minneapolis Chicago Milwaukee

BlueCard Growth 1998 1999 2000 2001 2002 6/30/03 YTD West 2.33 3.68 5.04 8.41 13.44 8.22 Increasing Administrative and Access Fees (in millions) Up 60%

Multiple Product Offerings 2-50 Member groups 51-250 Member groups 251-1000 Member groups FEP 1000+ Member groups Individual 0.15 0.13 0.11 0.12 0.28 0.21 Data as of 6/30/03; includes insured medical members, excludes self-funded members Appeals to a wide range of customer groups Insured: 444,900 (57%) Self-Funded: 339,800 (43%)

Cobalt Wisconsin Physicians American Republic Bankers' Life & Casualty American Family Group 0.13 0.08 0.07 0.07 0.07 Cobalt UnitedHealth Group WEA Insurance Dean Health Humana Group 0.19 0.13 0.08 0.07 0.04 Market Leader Group Insurance Individual Insurance Based on 2001 premiums written Source: Wisconsin Insurance Report - September 2002 OCI - Revised * Excludes Medicare + Choice business Leading Share in Fragmented Wisconsin Market 13% *

Individual Products 1998 1999 2000 2001 2002 6/30/03* Total 10107 11713 13938 20540 30548 40675 * Based on annualized 2003 revenues (in thousands) Revenue Growth Under 65

Return to broker distribution to improve market penetration Select acquisitions Cross-selling opportunities in dental, life and disability Continue leveraging BlueCard program Sale of network and ancillary products to CMSI customers Growth Opportunities

Government Services Segment Government Health Services: Largest Medicare Part A contractor in the nation (UGS) Medicaid business in Wisconsin, Hawaii and West Virginia Project safeguard contractor (TrustSolutions)

2000 2001 2002 YTD 6/30/03 Loss Ratio 0.944 0.907 0.864 0.849 Insured Medical Care Ratio Strategic exit of unprofitable businesses More stringent underwriting discipline Favorable pricing exceeds cost trend Three tier pharmacy Consistent improvement driven by: 2000 and 2001 data is pro forma as though the combination occurred at the beginning of each period 50%

2000 2001 2002 YTD 6/30/03 Loss Ratio 0.1 0.095 0.112 0.105 Insured Medical Admin.Expense Ratio 2000 and 2001 data is pro forma as though the combination occurred at the beginning of each period 2002: Mid-year: Commitment to customer service standards during exit of unprofitable business resulted in higher costs Year-end: incurred $2.5 million in office closing costs 2003 Consolidated regional offices Improved distribution and technology Efficiencies from PegaSystems implementation and Opus project Opportunity

1999* 2000* 2001* 2002 YTD 6/30/02 YTD 6/30/03 Income (Loss) from Affiliates -10 0.8 -23.2 15.6 15.3 0.2 Discontinued Operations 1.8 1.6 1.1 8.9 9.6 0 Cobalt Cont. Operations -73.8 -66.6 0.2 49.5 20.7 27 Total -82 -64.2 -21.9 74 45.6 27.2 Consolidated Net Income (Loss) *Proforma net loss as if the combination had occurred at the beginning of each year presented Federal tax rate: 45% Federal tax rate: 10% 1999* 2000* 2001* 2002 YTD 6/30/02 YTD 6/30/03

1997 18.7 1998 26.9 1999 -79.6 2000 37.4 2001 25.7 2002 55.6 6/03 57.5 Cash Flow From Continuing Operations* (in millions) *1999, 2000 and 2001 dollars are pro forma. 2001 data is restated to exclude discontinued operations.

Expected EPS* Actual EPS** 1Q01 0.08 0.14 2Q01 0.06 -0.06 3Q01 -0.06 0.03 4Q01 0.04 0.06 1Q02 0.19 0.21 2Q02 0.23 0.28 3Q02 0.27 0.33 4Q02 0.33 0.35 1Q03 0.24 0.26 2Q03 0.27 0.37 Solid Earnings Performance *Source: First call Tax rate: 39% Tax rate: 49% **Excludes discontinued operations and AMZ.

(in millions except EPS) Cobalt Financial Highlights Revenues Medical Care Ratio* SG&A Ratio** Net Income*** Diluted EPS $825.2 84.9% 10.5% $27.0 $0.63 $763.9 87.6% 10.9% $0.50 YTD as of 6/30/02 Income Tax Rate 45.2% 10.0% $20.7 * Health care services and other benefits divided by premium revenues ** Insured SG&A expense divided by premium revenues ***Excludes investment in affiliate and discontinued operations YTD as of 6/30/03

Merger with WellPoint: Accelerating Growth and Increasing Stability

Accelerate Growth Objectives Realize growth potential faster as organization implements "next stage" of turnaround Enhance ability to provide excellent service to customers, agents, and healthcare providers Broader, complementary portfolio of choice-based medical and specialty products More innovative and flexible services to meet customers' needs Enhanced sense of security for customers from a larger healthcare company Leverage distribution channels

Greater Financial Stability Expected synergies: Exchange of best practices Revenue expansion New individual, small group, and senior products Expand WellPoint's PBM services Introduce Precision Rx mail order services Increase Life and Dental penetration Increase focus on serving national accounts Cost savings Reduce corporate overhead Reduce outsourced services Lower administrative costs via economies of scale

Bear Stearns September 8, 2003